Delisting Determination,The Nasdaq Stock Market, LLC,
July 5, 2016, Alexza Pharmaceuticals, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Alexza Pharmaceuticals, Inc. (the Company), effective at the opening of the trading session on July 15, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2). The Company was notified of the Staffs determination on December 17, 2015. The
Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated March 7, 2016, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the goal of regaining compliance with Listing Rule 5550(b)(2). However, the Company was unable to meet the exception milestones as required on the timeline set forth. Prior to the expiration of the exception period the company signed an agreement to be acquired.
On June 15, 2016, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on June 17, 2016. Shortly thereafter, the company closed a going private transaction, pursuant to which its equity securities deregistered from the SEC and, thereby, all rights pertaining to its class of securities listed on Nasdaq were extinguished. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council.